Mail Stop 6010

June 5, 2006

Mr. Bryon Look
Executive Vice President and Chief Financial Officer
LSI Logic Corporation
1621 Barber Lane
Milpitas, California 95035

> **RE:** **LSI Logic Corporation**
> **Form 10-K for the year ended December 31, 2005**
> **Form 10-Q for the quarterly period ended April 2, 2006**
> **Form 8-K filed April 26, 2006**
> **File No. 1-10317**

Dear Mr. Look:

   We have reviewed your filings and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your future documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2005

Note 1- Significant Accounting Policies, page 52

Revenue Recognition, page 53

1.   We see that in certain sales arrangements you sell hardware and software
        together. Please tell us and revise future filings to describe the nature of these
        transactions and the manner in which you value and account for them. Please tell
        us how you apply EITF 00-21 and SOP 97-2 when you account for such
        transactions.

Form 10-Q for the quarterly period ended April 2, 2006

Consolidated Condensed Statements of Cash Flows, page 5

2.   We see that you adopted SFAS 123R on January 1, 2006. Please tell how you
        have accounted for any excess tax benefits related to share-based payment
        arrangements in your statement of cash flows. Please refer to paragraphs 2 and 68
        of SFAS 123R.

Note 1 – Basis of Presentation, page 6

3.   We note that although your quarter ended April 2, 2006, you present your
        consolidated balance sheet and income statement as of and for the period ended
        March 31, 2006 for convenience. Please explain the adjustments you made in
        order to present the information as of March 31, 2006 and tell us why
        management believes such presentation is appropriate. Confirm the fiscal year
        ends presented in your 2005 Form 10-K are actual rather than convenience year
        end dates. We may have further comments after reviewing your response.

Form 8-K filed April 26, 2006

4.   We see that you present a non-GAAP statement of income. This format may be
        confusing to investors as it also reflects several non-GAAP measures, including
        non-GAAP cost of sales, non-GAAP gross profit, non-GAAP research and
        development expenses, non-GAAP selling, general and administrative expenses,
        non-GAAP income from operations, non-GAAP interest income and other, net,
        non-GAAP income before income taxes, non-GAAP provision for income taxes
        and non-GAAP net income excluding special items, and non-GAAP income per
        share. In fact, it appears that management does not use these non-GAAP
        measures but they are shown here as a result of the presentation format. Please

note that Instruction 2 to Item 2.02 of Form 8-K requires that when furnishing information under this item you must provide all the disclosures required by paragraph (e)(1)(i) of Item 10 of Regulation S-K, including a reconciliation to the directly comparable GAAP measure for **each** non-GAAP measure presented and explain why you believe the measures provide useful information to investors.

- To eliminate investor confusion, please remove the non-GAAP statement of income from all future filings and instead disclose only those non-GAAP measures used by management that you wish to highlight for investors, with the appropriate reconciliations.

- Please note that in the event that your Form 8-K is incorporated by reference into a 33 Act registration statement, we may have additional questions relating to the appropriateness of this information being included in a document filed with, and not just furnished to, the Commission. At that time, we may request an amendment to the Form 8-K.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Eric Atallah, Staff Accountant at (202) 551-3663 or me at (202) 551-3603 regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact Angela Crane, Branch Chief, at (202) 551-3554 with any other questions.

Sincerely,

Jay Webb
Review Accountant